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05039191

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - ~~17820~~ 17820

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brean Murray & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue, 11th Floor
(No. and Street)

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Kirsch 212-702-6500
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas Suite 1200 (Address) New York (City) NY (State) 10036 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2005 WASH, D.C. 185

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

3/22

OATH OR AFFIRMATION

I, Jerome Baron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brean Murray & Co., Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA PEREZ
Notary Public, State of New York
No. 01PE6003263
Qualified in Kings County
Commission Expires March 2, 2002

Notary Public

Signature

Vice-Chairman, Senior Managing Director
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brean Murray & Co., Inc.
A Wholly-Owned Subsidiary of
BMI Holding Corp.

Report on Financial Statements

Year Ended December 31, 2004

BREAN MURRAY & CO., INC.
A Wholly-Owned Subsidiary of BMI Holding Corp.

Index

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants

The Board of Directors
Brean Murray & Co., Inc.

We have audited the accompanying statement of financial condition of Brean Murray & Co., Inc., a wholly-owned subsidiary of BMI Holding Corp., as of December 31, 2004, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brean Murray & Co., Inc. as of December 31, 2004, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

New York, New York
February 17, 2005

BREAN MURRAY & CO., INC.
A Wholly-Owned Subsidiary of BMI Holding Corp.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$6,375,849
Cash segregated under Federal and other regulations	640,000
Receivables from brokers and dealers	1,049,076
Securities owned	471,433
Furniture, equipment and improvements, net of accumulated depreciation and amortization of $1,351,816	365,301
Due from Parent and affiliates	339,956
Other assets	545,800
Total	$9,787,415

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Securities sold but not yet purchased	$ 209,689
Accounts payable and other liabilities	5,719,108
Total liabilities	5,928,797
Commitments and contingencies	
Stockholder's equity:	
Preferred stock (liquidation preference of $100 per share), par value $.01 per share; 100,000 shares authorized; 805 shares outstanding	8
Common stock, par value $.01 per share; 100,000 shares authorized; 22,004 shares issued and outstanding	220
Additional paid-in capital	2,515,695
Retained earnings	1,342,695
Total stockholder's equity	3,858,618
Total	$9,787,415

See Notes to Financial Statements.

BREAN MURRAY & CO., INC.
A Wholly-Owned Subsidiary of BMI Holding Corp.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

Revenues:	
Commissions	$11,190,986
Syndicate underwriting	275,016
Investment banking services	4,203,966
Net realized and unrealized trading gains	440,102
Net realized and unrealized gains on investment securities	1,195,035
Wrap and managed account fees	94,440
Management fees	3,493,515
Other income	639,193
Total	21,532,253
Expenses:	
Compensation and benefits	14,294,221
Clearance and floor brokerage	1,397,295
Regulatory fees and expenses	251,282
Communications	993,956
Occupancy and equipment rentals	1,427,232
General and administrative	2,755,463
Depreciation and amortization	84,000
Interest	4,947
Total	21,208,396
Income before income taxes	323,857
Credit for income taxes	(156,999)
Net income	$ 480,856

See Notes to Financial Statements.

BREAN MURRAY & CO., INC.
A Wholly-Owned Subsidiary of BMI Holding Corp.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2004

Balance, January 1, 2004	$ -
Addition - April 1, 2004	2,000,000
Repayment - June 2004	(2,000,000)
Balance, December 31, 2004	$ -

See Notes to Financial Statements.

BREAN MURRAY & CO., INC.
A Wholly-Owned Subsidiary of BMI Holding Corp.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
Balance, January 1, 2004	805	$8	22,004	$220	$2,515,695	$ 861,839	$3,377,762
Net income	—	—	—	—	—	480,856	480,856
Balance, December 31, 2004	805	$8	22,004	$220	$2,515,695	$1,342,695	$3,858,618

See Notes to Financial Statements.

BREAN MURRAY & CO., INC.
A Wholly-Owned Subsidiary of BMI Holding Corp.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Operating activities:	
Net income	$ 480,856
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	84,000
Increase in unrealized gain on investment securities	(106,086)
Changes in operating assets and liabilities:	
Receivables from brokers and dealers	379,123
Securities owned	868,231
Due from Parent and affiliates	(339,956)
Other assets	(121,284)
Securities sold but not yet purchased	(173,632)
Accounts payable and other liabilities	1,472,181
Net cash provided by operating activities	2,543,433
Investing activities - purchases of furniture, equipment and improvements	(30,041)
Financing activities:	
Repayment of short-term note payable	(340,000)
Proceeds from subordinated borrowings	2,000,000
Repayments of subordinated borrowings	(2,000,000)
Payable to Parent	(699,379)
Net cash used in financing activities	(1,039,379)
Net increase in cash	1,474,013
Cash, beginning of year	4,901,836
Cash, end of year	$6,375,849
Supplemental disclosures of cash flow data:	
Interest paid	$ 4,947
Income taxes paid	$ 961,754

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and summary of significant accounting policies:

Business:

Brean Murray & Co., Inc. (the "Company") is a wholly-owned subsidiary of BMI Holding Corp. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange and the National Association of Securities Dealers, Inc. (the "NASD"). The Company is registered with the Ontario Securities Commission to conduct business in Ontario, Canada. The Company is also a market maker in certain securities and engages in syndicate underwriting and investment banking activities.

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment banking and syndicate underwriting:

Investment banking and syndicate underwriting revenues are generated by securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, and underwriting and other fees at the time the underwriting and other services are completed and the income is reasonably determinable.

Note 1 - Business and summary of significant accounting policies (continued):

Securities transactions and valuations:

Marketable securities and securities sold but not yet purchased are valued at market on a trade-date basis. Nonmarketable securities are valued at estimated fair value, as determined by management. Unrealized gains and losses are included in results of operations. Realized gains and losses on sales of securities are determined on a first-in, first-out basis.

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and receivables from brokers and dealers. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Amounts receivable from brokers and dealers consist predominately of commissions receivable and unsettled trades. Exposure to credit risk is reduced by establishing its banking and brokerage relationships with high credit quality financial institutions. In addition, the clearing broker maintains insurance for amounts in excess of the Federal limits.

Furniture, equipment and improvements:

Furniture, equipment and improvements are carried at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to 15 years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease.

Income taxes:

The Parent files consolidated Federal and combined state and local income tax returns with its subsidiaries and, accordingly, the Company's taxable income or loss is included in such tax returns.

The Parent and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS 109"), which requires the use of an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 1 - Business and summary of significant accounting policies (concluded):

Income taxes:

The Parent allocates the current provision for income taxes to the Company based on its pro rata share of the annual consolidated income or loss reported by the Parent and its subsidiaries for income tax purposes. A deferred tax provision is recorded by the Company based upon the expected future Federal, state and local income tax consequences of temporary differences generated as a result of its own operations. The Parent records the consolidated deferred tax assets and liabilities.

Note 2 - Securities owned and securities sold but not yet purchased:

Securities owned and securities sold but not yet purchased represent positions in marketable and nonmarketable securities taken for trading and investment purposes. A summary of those positions as of December 31, 2004 follows:

	Owned	Sold But Not Yet Purchased
Marketable securities, at market value:		
Common stocks	$412,433	$209,689
Preferred stocks	15,000	
Totals	427,433	209,689
Nonmarketable securities, at estimated fair value	44,000	
Totals	$471,433	$209,689

Note 3 - Transactions with the Parent and Affiliates:

The Company provides BMI Capital Corp. and American Asset Management Company, Inc. (the "Affiliates") and the Parent with certain management and administrative services for which it incurs various costs and receives certain revenues, other than income tax charges and credits, that are directly or indirectly attributable to the operations of the Affiliates or the Parent. To the extent these costs and revenues are specifically identifiable, the Company charges the Affiliates and Parent a management fee. Revenue includes management fees earned from the Affiliates and Parent of $3,493,515 in 2004.

Note 4 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $2,374,177, which was $1,992,903 in excess of its required minimum net capital of $381,274. The Company's net capital ratio was 2.41 to 1.

Note 5 - Income taxes:

As explained in Note 1, the Parent allocates the current provision (credit) for income taxes to the Company based on the Company's pro rata share of the annual consolidated income or loss reported by the Parent and its subsidiaries for income tax purposes and records deferred tax assets and liabilities on a consolidated basis.

At December 31, 2004, allocated provision (credit) for Federal and state income taxes consists of the following:

Current:	
Federal	$(174,227)
State	17,228
Total	$(156,999)

At December 31, 2004, deferred tax assets attributable to the Company's temporary differences that were included in the consolidated totals, and the related valuation allowance, were as follows:

Deferred tax assets:	
Straight-line rent adjustment	$435,000
Unrealized loss on investment securities	98,000
Alternative minimum tax credit	213,000
Other	5,000
Total	751,000
Valuation allowance	(751,000)
Total	$ -

Note 5 - Income taxes (concluded):

The provision (credit) for income taxes includes an adjustment for over or under accruals from prior years. The disproportionate credit for income taxes results primarily from the utilization of capital loss carryforwards of approximately $943,000 and reflects the effect of Federal net operating losses carried back to 2002 and 2003. The effect of such carrybacks result in a refund receivable of approximately $174,000.

Due to the uncertainties related to, among other things, the extent and timing of the future taxable income of the Parent and its subsidiaries, the Company recorded a valuation allowance of $751,000 as of December 31, 2004 to offset the potential benefits of its share of the Parent's deferred tax assets.

There is no provision for deferred taxes in 2004 as the change in deferred tax assets was offset by the change in the valuation allowance of $420,400.

Note 6 - Commitments and contingencies:

Lease commitment:

The Company is leasing the premises in which it conducts its operations under an operating lease agreement that expires in 2011.

Minimum future lease payments as of December 31, 2004 under the Company's noncancelable operating lease are as follows:

Year Ending December 31,	Amount
2005	$ 978,264
2006	995,733
2007	1,048,140
2008	1,048,140
2009	1,048,140
Thereafter	1,834,245
Total	$6,952,662

Rent expense under all operating leases totaled $1,136,074 in 2004.

NOTES TO FINANCIAL STATEMENTS

Note 6 - Commitments and contingencies (concluded):

Contingencies:

During February 2002, an internal investigation revealed that a former employee may have been involved in certain irregularities related to an escrow account established by the Company on behalf of a customer. At the request of the NYSE, an account was established and funded to offset any potential losses that this customer and other customers may have suffered as a result of activities in the escrow account. It is not possible to determine the likelihood of any further customer claims or to estimate the amount of any loss which may be suffered by the Company from other similar actions. Management expects that any loss which may be suffered by the Company will be covered by insurance.

In 2003, the U.S. Securities and Exchange Commission and the Attorney General of the State of New York commenced an investigation into alleged "late trading" and "timing" of trades in publicly-traded shares of certain mutual funds, and related class action litigation in the United States District Court for the Southern District of New York in which the Company has been named as a defendant. With respect to the related class action litigation, the Company was not named as a defendant in the consolidated amended complaints that have been filed, and does not expect to be named in the future. On February 17, 2005, the Company reached a settlement agreement with the U.S. Securities and Exchange Commission with respect to this investigation. The settlement amount of $150,000 has been accrued as of December 31, 2004.

Note 7 - Financial instruments with off-balance-sheet risk:

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at December 31, 2004 were not material.

Note 7 - Financial instruments with off-balance-sheet risk (concluded):

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of financial condition.

Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions did not have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions, when necessary.

Note 8 - Preferred stock:

Holders of the Company's outstanding shares of preferred stock are entitled to receive, as and when declared by the Board of Directors, annual dividends of no more than $10.00 per share. Such dividends are not cumulative, however, dividends on the Company's common stock cannot be declared or paid if dividends on the $10.00 preferred stock for any year have not been paid or declared. Holders of the $10.00 preferred stock are entitled to one vote for each share held on each matter submitted to a vote of stockholders of the Company. All of the shares of preferred stock outstanding at December 31, 2004 were owned by the Parent.

BREAN MURRAY & CO., INC.
A Wholly-Owned Subsidiary of BMI Holding Corp.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2004

Net capital:		
Total stockholder's equity		$3,858,618
Deduct nonallowable assets and charges:		
Receivables from brokers and dealers	$ 97,094	
Nonmarketable securities	44,000	
Furniture, equipment and improvements, net	365,301	
Due from Parent and affiliates	339,956	
Other assets	545,800	1,392,151
Net capital before haircuts on securities positions		2,466,467
Deduct haircuts on securities positions - other securities		92,290
Net capital		$2,374,177
Aggregate indebtedness:		
Total liabilities		$5,928,797
Deduct - securities sold but not yet purchased		209,689
Aggregate indebtedness		$5,719,108
Computation of basic net capital requirement:		
Minimum net capital required computed on the basis of values of common stocks for which the Company is a market maker or $100,000 minimum dollar net capital requirement		$ 174,000
Minimum net capital required computed on the basis of 6-2/3% of aggregate indebtedness		$ 381,274
Net capital requirement (greater of above)		$ 381,274
Excess of net capital over minimum net capital		$1,992,903
Excess net capital at 1,000%		$1,802,266
Ratio of aggregate indebtedness to net capital		2.41

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A5 Part IIA filing.

J.H. COHN LLP
Your Source for Business Solutions™
Accountants & Consultants
888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants on Internal Control

The Board of Directors
Brean Murray & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Brean Murray & Co., Inc. (the "Company"), a wholly-owned subsidiary of BMI Holding Corp., as of and for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

New York, New York
February 17, 2005